Mail Stop 3561

February 4, 2009

Robert H. Donehew, Chief Executive Officer
Golf Rounds.com, Inc.
111 Village Parkway, Building #2
Marietta, Georgia 30067

> **Re: Golf Rounds.com, Inc.**
> **Form 10-KSB for fiscal year ended August 31, 2008**
> **Filed November 7, 2008**
> **File No. 000-10093**

Dear Mr. Donehew:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover</u>

1.   Please check the box on cover page indicating that the registrant is a shell company.

Item 10 Executive Compensation, page 15

2.   In future filings, please provide the summary compensation table in the format required by Item 402(n) of Regulation S-K. Also, in future filings, please include the outstanding equity awards at fiscal year end table in the format required by Item 407(p) of Regulation S-K. Lastly, in future filings, please include a director compensation table as required by Item 402(r) of Regulation S-K.

Section 302 Certification

3.   We note that your Section 302 certification does not comply with the requirements of Item 601(31) of Regulation S-B in the following respects:
- The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).
- Paragraph 4(b) as defined in Item 601(b)(31) of Regulation S-B was not included.
- The certification was not signed (i.e. conformed signature is not presented).

Please revise your certification to address each of the matters noted above.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the

Robert H. Donehew, CEO
Golf Rounds.com, Inc.
February 4, 2009
Page 3

        Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions regarding accounting or financial statement issues, please contact Blaise Rhodes, the primary accounting examiner for your filing, at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390. Questions on other disclosure issues may be directed to Edwin S. Kim, the primary legal examiner for your filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Robert H. Donehew, CEO
        Fax: (770) 984-2720